Exhibit 1.01

Cooper-Standard Holdings Inc.
Conflict Minerals Report
For the calendar year ended December 31, 2014
Part I.    Introduction
This report for the year ended December 31, 2014, is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (“Exchange Act”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals (defined below) as directed by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”). Section 1502 was enacted because of concerns that the exploitation and trade of conflict minerals by armed groups is helping to finance conflict in the Democratic Republic of the Congo (“DRC”) and its surrounding countries (together with the DRC, the “Conflict Region”). “Conflict Minerals” (or “3TG”) refers to cassiterite, columbite-tantalite (coltan), wolframite, and gold, or their derivatives (tin, tantalum, and tungsten).

The Rule applies to a company that uses any conflict minerals if the company files reports with the SEC pursuant to the Exchange Act Sections 13(a) or 15(d) (a “Reporting Company”) and the minerals are necessary to the functionality or production of a product manufactured, or contracted to be manufactured, by such Reporting Company. The Rule requires a Reporting Company that uses conflict minerals to conduct a reasonable country of origin inquiry that must be performed in good faith and be reasonably designed to determine whether the conflict minerals originated from the Conflict Region or are from recycled or scrap resources. If a Reporting Company can establish that the conflict minerals originated from sources other than the Covered Countries or from recycled and scrap sources, it must file with the SEC a special disclosure form (“Form SD”) that describes the reasonable country of origin inquiry completed. If a Reporting Company has reason to believe that any of the conflict minerals in its supply chain may have originated in the Covered Countries, or if it is unable to determine the country of origin, then the Reporting Company must exercise due diligence on the source and chain of custody of the conflict minerals and file with the SEC a Form SD and Conflict Minerals Report (“CMR”) that includes a description of those due diligence measures. The disclosure and reporting requirements apply regardless of whether the minerals originated from a Covered Country or funded armed conflict.

This report is not subject to an independent private sector audit for this reporting period and therefore is unaudited.
Company Overview
Cooper-Standard Holdings Inc. (together with its consolidated subsidiaries, the “Company,” “Cooper Standard,” “we,” “our,” or “us”) is a leading manufacturer of sealing, fuel and brake delivery, fluid transfer and anti-vibration systems components, subsystems, and modules. Our products are primarily for use in passenger vehicles and light trucks that are manufactured by global automotive original equipment manufacturers (“OEM’s”) and replacement markets. We conduct substantially all of our activities through our subsidiaries.
The Company has approximately 27,000 employees with 97 facilities in 20 countries. We operate in 78 manufacturing locations and 19 design, engineering, and administrative locations.
Approximately 82% of our sales in 2014 were to OEMs, including Ford Motor Company, General Motors Company, Fiat Chrysler Automobiles, PSA Peugeot Citroën, Volkswagen Group, Daimler, Renault-Nissan, BMW, Toyota, Volvo, Jaguar/Land Rover and Honda. The remaining 18% of our 2014 sales were primarily to Tier I and Tier II automotive suppliers and non-automotive manufacturers. In 2014, our products were found in 18 of the 20 top-selling models in North America and in 18 of the 20 top-selling models in Europe.
Conflict Minerals Corporate Policy Statement

The Company has adopted the following Conflict Minerals Corporate Policy Statement, which is available on our web site at www.cooperstandard.com/sites/default/files/Conflict_Minerals_Corporate_Policy_Statement.pdf.

CONFLICT MINERALS CORPORATE POLICY STATEMENT

Cooper Standard is concerned about the violence and human rights violations in the eastern Democratic Republic of the Congo (“DRC”) and its surrounding countries where armed groups are being directly or indirectly financed through the exploitation and trade of conflict minerals. “Conflict minerals” refers to gold, as well as tin, tantalum, and tungsten, the derivatives of cassiterite, columbite-tantalite, and wolframite, regardless of where they are sourced, processed or sold. The U.S. Secretary of State may designate other minerals in the future.

Cooper Standard intends to comply with Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”) and Rule 13(p)-1 of the Securities Exchange Act of 1934, as amended, by filing a special disclosure and report with the Securities and Exchange Commission disclosing whether conflict minerals that are “necessary to the functionality or production” of our products originated in the DRC or an adjoining country (the “Conflict Region”). We support these requirements to help ensure that conflict minerals used in our products do not directly or indirectly finance armed conflict or result in labor or human rights violations.

Cooper Standard’s Commitment:
1.    We will not knowingly procure conflict minerals originating in the Conflict Region that are not certified as DRC conflict free1.
2.    We will request that our suppliers undertake reasonable due diligence with their supply chains to assure that conflict minerals are being sourced from mines and smelters outside the Conflict Region or, if sourced within the Conflict Region, from mines and smelters that have been certified by an independent third party as DRC conflict free.
3.    We will comply with the reporting and disclosure requirements currently applicable to conflict minerals.

Our goal is to ensure that only DRC conflict free materials and components are used in the products that we buy and the products that we manufacture. If we discover that any of our raw materials, parts or components contain conflict minerals that were sourced from mines or processed in facilities that are considered to be “non-conflict free,” we will take appropriate actions to transition the products to be DRC conflict free.

Sincerely,

/s/ Jeffrey S. Edwards
Jeffrey S. Edwards
Chairman and CEO
___________________________
1 “DRC conflict free” is defined in Section 1502(p)(1)(A)(ii) of the Dodd-Frank Act to mean the products that do not contain minerals that directly or indirectly finance or benefit armed groups in the Democratic Republic of the Congo or an adjoining country.

Reasonable Country of Origin Inquiry
Because of our size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, it is not practicable to conduct a survey of all of our suppliers. We do not have a direct relationship with 3TG smelters and refiners, and the raw materials we use to manufacture our products can pass through five or more tiers before reaching us, which makes tracing the source of Conflict Minerals from upstream suppliers challenging. For this reason, we believe a reasonable approach to conducting reasonable country of origin inquiries (“RCOI”) is to focus on those suppliers that we consider to be high risk. We deem the following two categories of suppliers to be high risk:

1.	Suppliers of automotive parts who reported the presence of one or more conflict minerals in IMDS (defined below); and

2.	Suppliers of any direct materials if our spend in the preceding year was at least US $5,000,000.

We expanded the scope of our inquiries in 2014 to include the second category of suppliers mentioned above.

Like many of our peer companies in the automotive industry, we use the International Material Data System to help us identify our high-risk suppliers and the Conflict Minerals Reporting Template to obtain information from those suppliers regarding the country of origin and the smelters/refiners used to process conflict minerals, if known. The International Material Data System (“IMDS”) is the database used by almost all global automotive OEM’s to collect, maintain, analyze and archive all of the materials used for automobile manufacturing. The Conflict Minerals Reporting Template (“CMRT”) is a free, standardized reporting template developed by the Conflict-Free Sourcing Initiative (“CFSI”) that facilitates the transfer of information through the supply chain regarding mineral country of origin and smelters and refiners being utilized. The template also facilitates the identification of new smelters and refiners to potentially undergo an audit via the CFSI’s Conflict-Free Smelter Program.

Shortly after filing our Form SD and Conflict Minerals Report for the 2013 reporting period, we began surveying our suppliers for the 2014 reporting period. We sent CMRT’s to 233 suppliers whom we identified as being high-risk and gave them a September 1, 2014, deadline to return the completed surveys. If a supplier responded with answers that were incomplete or inconsistent with what was reported in IMDS, or if a supplier did not respond to our request at all, we followed up. If a report was submitted that contained incomplete or inconsistent answers, we sent it back to the supplier with a request to correct and resubmit it. Beginning on September 1, 2014, suppliers who failed to respond by the deadline were sent weekly reminders until we received an acceptable report or until March 30, 2015, whichever came first.
Part II.    Due Diligence
Design of Due Diligence
After conducting RCOI, we performed due diligence on the source and chain of custody of the 3TG that are necessary to the functionality or production of a product manufactured by us or contracted by us to be manufactured. Our due diligence measures were designed to conform in all material respects with the framework in the Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (Second Edition) and the related Supplements for gold and for tin, tantalum and tungsten.
Management Systems
Company Policies

The Company has adopted a number of policies that demonstrate and promote our commitment to responsible sourcing, ethical business practices, and social responsibility and sustainability.

•
The Conflict Minerals Policy Statement (the “Policy”) states our commitment to assure that conflict minerals are being sourced from mines and smelters that have been certified by an independent third party as DRC Conflict Free, and that, if we discover that conflict minerals are being sourced from mines or processed in facilities that are considered to be non-conflict free, we will take appropriate actions to transition to suppliers of products that are DRC Conflict Free. As we stated earlier in this report, the Policy is posted on our web site;

•
The Code of Business Conduct and Ethics (the “Code”) reinforces our commitment to ethical business practices and our expectations that employees and suppliers alike will adhere to the expected behaviors and will continue to comply with the Code, as well as Company policies, laws, and regulations that apply to their jobs. The Code is available on our web site at www.cooperstandard.com/corporate-governance/code-conduct-0; and

•
The Guiding Principles for Social Responsibility and Sustainability defines our philosophy for the treatment of people and the environment. The guiding principles are available on our web site at www.cooperstandard.com/sites/default/files/Guiding_Principles.pdf.

Conflict Minerals Oversight Committee
The Company has established a Conflict Minerals Oversight Committee (the “Committee”) to design, implement, support, and oversee the conflict minerals program; adopt RCOI and due diligence guidelines; and otherwise identify, assess, and respond to risk in our supply chain. The Committee is sponsored by the Senior Vice President, General Counsel & Secretary and Committee members include executive and non-executive cross-functional subject-matter experts:

•	Vice President, Health, Safety & Environment (“HS&E”)

•	Senior Director, Supply Chain & Logistics

•	Director of SEC Compliance, Corporate Finance

•	Senior Manager, Global Sustainability & Chemical Compliance, HS&E

•	Associate Counsel, Legal; and

•	Senior Engineer, Product Material Development.
The Committee established a “Core Team,” to carry out the day-to-day management of the conflict minerals program. Led by the Senior Manager, Global Sustainability & Chemical Compliance, the Core Team is responsible for sending CMRT’s to our suppliers, collecting and evaluating their responses, following up with suppliers who have provided inadequate or incorrect information, sending reminders to suppliers who have not responded, monitoring and tracking the status of responses, and reporting its findings to the Committee at meetings scheduled throughout the year. The Committee, in turn, reports its findings to executive management as necessary.
The Committee met seven (7) times in 2014.
System of Controls and Transparency
Participation with Industry Groups
Because we do not source any 3TG directly and are many layers removed from the smelters and refiners used to process them, we must rely on our direct suppliers to provide us with information about the source of minerals in products they supply to us, and those suppliers are similarly reliant upon information provided to them by their direct suppliers.
To make this challenge easier, we engage and actively cooperate with automotive industry members with whom we share upstream suppliers and downstream companies with whom we have business relationships to identify which smelters are in the supply chain. We are active members in the Automotive Industry Action Group (“AIAG”) and the Manufacturers Alliance for Productivity and Innovation (“MAPI”), including MAPI’s Sustainability Council; we follow AIAG’s Conflict Minerals Information Group; and we use the various tools and resources provided by CFSI, including the Conflict Minerals Reporting Template used by companies from a wide range of industries to disclose and communicate about smelters in their supply chains.
Digital Information Sharing
Many manufacturers, including us, use the iPoints Conflict Minerals Platform (“iPCMP”), a tool available online that supports digital information sharing. It allows companies to gather, review, and respond to information requests up and down the supply chain, and enables companies to fulfill the requirements of collecting, managing, aggregating, and reporting conflict minerals information for their customers and government and regulatory agencies. iPCMP also maintains a list of smelters/refiners which is continuously updated by CFSI.
Record Retention
Pursuant to the Company’s Record Retention Policy, records related to our conflict minerals program will be retained for a minimum of five years.
Supplier Engagement
We held a Global Key Supplier Conference at our headquarters in Novi, Michigan, and brought in our key suppliers from around the globe. The conference raised awareness and increased our suppliers’ knowledge about conflict minerals, the Dodd-Frank Act, and our obligation to file annual reports with the SEC regarding the origin of conflict minerals in our products. It put our key suppliers on notice that we expect them to respond to our surveys regarding the use of conflict minerals in their products, and it instructed them to request the same information from their suppliers. We also held a North America Supply Chain Conference to raise awareness within our internal supply chain management.
Our participation with industry groups and initiatives has also helped strengthen our engagement with suppliers. In particular, our association with AIAG has been invaluable in communicating up and down the supply chain and providing training and awareness tools, which allows us to focus our efforts on improving the quantity and quality of CRMT’s we accept from our suppliers. We also encourage our suppliers to use iPCMP to increase the speed and accuracy of the conflict minerals reporting process and let them know where they can get online training.

Company Level Grievance Mechanism
Employees and suppliers can report violations of our policies on a confidential basis through an independent third-party service called Ethics Point. There are a number of ways to make a report and these are set forth in the Code and are also available at www.cooperstandard.com/corporate-governance/reporting-ethical-violations.
Identify and Assess Risk in the Supply Chain
We conduct RCOI on the suppliers we deem to be high risk, as described in the RCOI section in this report. Using the CMRT, we gather information from those high-risk suppliers regarding the use of conflict minerals in their products, if any, where the minerals originated from and which smelter or refiner processed them, or whether the minerals came from a recycler or scrap supplier. The CMRT asks suppliers to reveal if they have conflict-free sourcing policies in place and, if so, whether the policies require the suppliers’ direct suppliers to be conflict free and to source from smelters validated as compliant using the Compliant Smelter List. We analyze each and every answer for completeness or inconsistencies within the data reported in the template versus the data reported in IMDS. We use the red flags automatically generated within iPCMP and the guidance provided by AIAG’s “Guide for Responding to the Conflict Minerals Reporting Templates” to help us evaluate responses and highlight areas that required additional due diligence. We follow up directly with the suppliers who cannot definitively answer these questions, or who fail to respond at all. We use a system of automatic weekly reminders generated through iPCMP to prompt suppliers to respond, and if necessary we escalate the matter to our buyers who are asked to reach out to their sales contacts to try to obtain a response. We continue in this manner until we are satisfied that the suppliers have conducted their due diligence and have answered all of the questions to the best of their knowledge, information and belief.
Design and Implement a Strategy to Respond to Identified Risks
As we stated earlier in this report, we have a conflict minerals policy in place, which is posted on our web site. Per the Policy, we are committed to not knowingly procure conflict minerals originating in the Conflict Region that are not certified as DRC conflict free. Through the communications we send out at the beginning of the RCOI process, we notify our high risk suppliers that we require them to respond to our requests for information about conflict minerals every year, and we expect them to solicit this information from their upstream suppliers as well. We continue to perform due diligence if any of the answers are inconsistent or inaccurate, or if a supplier does not respond to our request at all. Our strategy, should we discover that any of our raw materials, parts or components contain conflict minerals that were sourced from mines or processed in facilities that are considered to be “non-conflict free,” is to take appropriate actions to transition the products to be DRC conflict free.

Carry out Independent Third-Party Audit of Smelter/Refiner’s Due Diligence Practices
We do not have a direct relationship with 3TG smelters and refiners and do not perform or direct audits of these entities within our supply chain. We support audits through our participation in the CFSI.
This report is not subject to an independent private sector audit for this reporting period and therefore is unaudited.
Report Annually on Supply Chain Due Diligence
We comply with Rule 13p-1 and report annually on our supply chain due diligence by preparing and filing with the SEC a Form SD and a Conflict Mineral Report, if necessary. The reports are posted on our company web site at www.ir.cooperstandard.com/sec.cfm.
Part III.    Due Diligence Results
Request Information
We conducted a survey of those suppliers described above using the Conflict Minerals Reporting Template, developed by CSFI and used by many companies in their own due diligence related to conflict minerals. The CMRT was developed to facilitate disclosure and communication of information regarding smelters that provide minerals to a company's supply chain. It includes questions regarding a company's conflict-free policy, engagement with its direct suppliers, and requires the company to identify the smelters the company and its suppliers use. In addition, the CMRT contains questions about the origin of conflict minerals, if any, and further inquires about the supplier’s own due diligence.

We urge our suppliers to use iPCMP to submit responses and send and receive communications during the disclosure process. We inform them that written instructions and online training are available on CFSI’s web site. We also give suppliers an option to submit their information through email if they do not want to use iPCMP. Every response received via email is uploaded into iPCMP manually where all information is extracted and matched to our original request for information.

Survey Responses

As we stated earlier in this report, we surveyed 233 high-risk suppliers. We reviewed each response against a number of criteria. These criteria included untimely or incomplete responses as well as inconsistencies within the data reported in the template versus the data reported in IMDS. We utilized the red flags automatically generated within iPCMP and the guidance provided by AIAG’s “Guide for Responding to the Conflict Minerals Reporting Templates” to help us evaluate responses and highlight areas that required additional due diligence. We have worked directly with these suppliers to provide revised responses.

Supplier responses identified 231 smelters or refiners, 40% of which were identified as certified Conflict-Free using the CFSI Reporting Template Revision 3.02. We compared these facilities to the CFSI list of smelters to ensure the entity was listed by CFSI as Conflict Free. As of May 15, 2015, the updated CSFI list shows another 43 smelters have been certified Conflict Free, bringing the Conflict Free smelters to 58%.

All of the responses we received provided data at a company level. Therefore, we are unable to determine whether any of the conflict minerals reported by suppliers are actually in the components or parts supplied to us or to validate that any of these smelters or refiners are actually in our supply chain.

Efforts to determine mine or location of origin

Through our participation in CFSI and AIAG, and requesting our suppliers to complete the CMRT, we have determined that seeking information about 3TG smelters and refiners in our supply chain represents the most reasonable effort we can make to determine the mines or locations of origin of the 3TG in our supply chain.

Smelters or Refiners

None of our suppliers were able to represent to us that 3TG from the entities they listed had actually been included in components they supplied to us. We have therefore elected not to present the smelter and refiner names in this report.
Part IV.    Steps to be Taken to Mitigate Risk
We have taken or intend to take in the future the following steps to improve the due diligence conducted and further mitigate any risk that the necessary conflict minerals in our products could benefit armed groups in the DRC or adjoining countries:

a.
We expect to update our Terms & Conditions in the near future in order to reflect our expectation that suppliers will respond to our information requests relating to the use, source, and chain of custody of 3TG in the products they supply us, and that we expect them to require similar information from their upstream suppliers, and so on;

b.
We expect to update our Guiding Principles for Social Responsibility and Sustainability in the near future to reflect our commitment that we will not knowingly procure conflict minerals from sources that directly or indirectly finance armed groups through the exploitation and trade of conflict minerals. As we stated earlier in this report, the guiding principles are posted on our web site;

c.
We expect to increase year-over-year the percentage of suppliers who respond to our surveys with acceptable answers by continuing to work with our tier 1 supply base to increase their knowledge and awareness, assisting with their communication further into the supply chain;

d.	We will continue to engage with suppliers and direct them to training resources;

e.
We intend to require suppliers to establish an alternative source of 3TG that does not support conflict if we discover they are procuring those minerals from non-conflict free smelters or refiners; and

f.
We support and will continue to support, through our membership with AIAG and relevant trade associations, the goal of improving best practices and building leverage over the supply chain in accordance with the OECD Guidance.

Part V.    Product Description
It is not possible to provide a product level report at this time. Company level reporting is the standard in the automotive industry in 2014.